Form ADV-H

APPLICATION FOR A TEMPORARY OR
CONTINUING HARDSHIP EXEMPTION


Item 1 Type of Exemption

You are (check one):

 . Applying for a Continuing Hardship
Exemption

 A. If you are requesting a temporary
hardship
exemption, this Form ADV H

Initial report to the SEC as an exempt
reporting adviser

B. If you are applying for a continuing
hardship exemption, this Form ADV-H is
for all filings between the date you
file this form and.

Only an adviser that is a small business as defined by SEC rule 07 is eligible for a continuing hardship exemption. To determine whether you are eligible for a continuing hardship exemption, review Item 12 of the Form ADV that you filed most recently with the SEC to answer the following questions

Were you required to answer Item
12 of Part 1A of Form ADV Yes.

Did you check yes to any question on
Item 12 of Part 1A of Form ADV Yes

If you were not required to answer Item
12 or checked yes to any question on Item
12 you are not eligible for a continuing hardship exemption and must submit electronic filings to the IARD system.


Item 2 Identifying Information


SEC File number: 801-76648 or 802-


CRD Number (if you have one) 164023


 A. Your full legal name
(if you are a sole proprietor,

state your last, first, and middle names):

 Christian Ferris A


 B. Principal Office and Place of Business

 Address (do not use a P.O. Box):

 1041 East 216th Street
Bronx New York 10469

 (number and street)

(city)(state)(country)(zip+4/postal code)



If this address is a private residence,
check this box:+

C. Name and telephone number of the
individual filing this Form ADV-H:

 Ferris A Christian C/E/O

 (name) (title)

(347) 207-3047
(area code)(telephone number)



Item 3 Information Relating to the Hardship

A. If you are filing to request a temporary hardship exemption, attach a separate page that:
1. Describes the nature and extent of the temporary technical difficulties when you attempt to submit the filing in electronic format.

2. Describes the extent to which you
previously have submitted documents in
electronic format with the same
hardware and software that you are unable to use to submit this filing.

3. Describes the burden and expense of
employing alternative means (e.g. public library, service provider) to submit the filing in electronic format in a timely manner.

4. Provides any other reasons why a
temporary hardship exemption is warranted.

B. If you are applying for a continuing
hardship exemption, your application will be granted or denied based on the following items. You should attach a separate page to this Form ADV-H that:

1. Explains the reason(s) that the
necessary hardware and software are
not available without unreasonable
burden and expense.

2. Describes the burden and expense of
employing alternative means
(e.g. public library, service provider)
to submit your filings in electronic format in a timely manner.

3. Justifies the time period requested
in Item 1 of this Form ADV-H.

4. Provides any other reasons why a
continuing hardship exemption is warranted.

Item 4 How to Submit Your Form ADV-H

Sign this Form ADV-H. You must preserve
in your records a copy of the Form ADV-H that you file. Mail one manually signed Form ADV-H and one copy to U.S.
Securities and Exchange Commission,
Branch of Regulations and
Examinations, Mail Stop 0-25, 100
F Street, NE, Washington, DC 20549.


Item 5 Execution

I, the undersigned, have signed this
Form ADV-H on behalf of, and with the
authority of, the adviser requesting a
temporary hardship exemption or applying for a continuing hardship exemption.
The undersigned and the adviser represent that the information and statements made in this ADV-H, including any other information submitted, are true. The undersigned and the adviser further agree to waive any claim against the administrator of the IARD for errors made in good faith that may occur when converting to electronic format this
Form ADV-H or any paper filing made in
reliance of a continuing hardship exemption.



Signature: Ferris A Christian,
Date: Oct 27, 2014.

Printed Name: Ferris A Christian
Title: C/E/O


PRIVACY ACT STATEMENT. Section 203(c)(1) of the Advisers Act [15 U.S.C. 80b-3(c)
(1)] authorizes the Commission to collect the information required by Form ADV-H.
The Commission collects this information for regulatory purposes, such as processing requests for temporary hardship exemptions and determining whether to grant a continuing hardship exemption.
Filing Form ADV-H is mandatory for
investment advisers requesting a
temporary or continuing hardship
exemption. The Commission maintains
the information submitted on Form ADV-H
and makes it publicly available.
The Commission may return forms that do
not include required information.
Intentional misstatements or omissions
constitute federal criminal violations
under 18 U.S.C. 1001 and 15 U.S.C. 80b-17.
The information contained in Form ADV-H
is part of a system of records subject
to the Privacy Act of 1974, as amended.
The Commission has published in the
Federal Register the Privacy Act
System of Records Notice
for these records.

SECS COLLECTION OF INFORMATION.
An agency may not conduct or sponsor,
and a person is not required to respond to, a collection of information unless it displays a currently valid control number.
Section 203(c)(1) of the Advisers Act
authorizes the Commission to collect the information on this Form from applicants.
See 15 U.S.C.  80b-3(c)(1).
Filing of this Form is mandatory for an
investment adviser to request an
exemption from the electronic filing
requirements. The principal purpose of
this collection of information is to
enable the Commission to process requests for temporary hardship exemptions and to determine whether to grant a continuing hardship exemption. By accepting a form, however, the Commission does not make a finding that it has been completed or submitted correctly. The Commission will maintain files of the information on Form ADV-H and will make the information publicly
available. Any member of the public
may direct to the Commission any
comments concerning the accuracy of the
burden estimate on page one of Form ADV-H, and any suggestions for reducing this burden.
This collection of information has been
reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.